FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐         Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

January 7, 2010	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

99.1	Press Release dated December 21, 2009

EXHIBIT 99.1

For Immediate Release: NR 09-34

EXETER ADDED TO STANDARD & POOR’S GLOBAL GOLD AND GLOBAL MINING INDICES

Vancouver, B.C., December 21, 2009 – Exeter Resource Corporation (AMEX:XRA, TSX:XRC, Frankfurt: EXB – “Exeter” or the “Company”) is pleased to announce that effective December 21, 2009, it will be included in the Standard & Poor’s (“S&P”) / TSX Global Gold Index and the S&P / TSX Global Mining Index.

To view S&P’s news release outlining the various index changes Please Click Here and for all of S&P’s various indices Please Click Here.

Executive Chairman, Yale Simpson stated “Exeter’s inclusion in the prestigious S&P / TSX indices is another milestone for the Company. We did not anticipate being included before mid next year, so this is a particularly pleasant surprise for shareholders.”

About Exeter

Exeter is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America. The Company has C$79 million in its treasury.

On the Caspiche Project in Chile, Exeter recently announced an inferred mineral resource estimate of 1,117 Mt (million metric tons) at a grade of 0.55 grams per metric ton gold and 1.12 grams per metric ton silver, including 1,017 Mt at a grade of 0.22% copper. This equates to in-situ inferred resources of 19.6 million ounces of gold, 40 million ounces of silver and 4.84 billion pounds of copper (a total of 32.4 million gold equivalent ounces*). Drilling with six rigs to expand and upgrade the resource estimate is underway.

On the Cerro Moro Project in Argentina, Exeter recently announced an initial inferred mineral resource estimate of 646,000 ounces gold equivalent** at a grade of 18 grams per ton gold equivalent**. The Company has drilled over 200 infill holes on the Escondida vein structure, principally to upgrade the sectors of the inferred resource that might be scheduled for early mining. Drilling to expand the deposit has recently been initiated and will continue through 2009. Engineering, environmental and infrastructure studies are being advanced ahead of a scoping study in 2010.

Matthew Williams, Exeter’s Exploration Manager and Justin Tolman, Exeter’s Caspiche Project Manager both considered a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

*Gold (“Au”) equivalence for copper (“Cu”) and silver (“Ag”) was calculated by Exeter using assumed metal prices of US$800/ounce (“oz”) for Au, US$12/oz for Ag and US$2/pound for Cu. The formula to calculate Au equivalence for Cu was pounds of Cu multiplied by 2 and divided by 800; Au equivalence for Ag was calculated using the formula oz of Ag multiplied by 12 and divided by 800, and in both cases assumes 100% recovery. Reported grades and metric tons have been rounded (see news release NR 9-22 dated October 20, 2009).

**Inferred mineral resource estimate of 1,098 Mt containing 371,000 ounces gold at a grade of 10.5 g/t and 19.2 million ounces silver at a grade of 545 g/t for 646,000 ounces gold equivalent at a grade of 18 g/t gold equivalent. Gold equivalent is calculated by dividing the silver assay result by 70, adding it to the gold value and assuming 100% metallurgical recovery (see news release NR 9-14 dated July 8, 2009).

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the extent and timing of its drilling programs, various studies including engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties and expected cash reserves. These forward-looking statements are made as of the date of this news release. Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2008, dated March 27, 2009 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

NEITHER THE TSX NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

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